Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements on Form S-3 (No. 333-185135) and Form S-8 (No. 333-161186 and 333-201203) of Five Star Quality Care, Inc. (“the Company”) of our reports dated March 16, 2015, relating to our audits of the consolidated financial statements and internal control over financial reporting, which appear in this Annual Report on Form 10-K of the Company for the year ended December 31, 2014.

Our report dated March 16, 2015, on the effectiveness of internal control over financial reporting as of December 31, 2014, expressed an opinion that the Company had not maintained effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

/s/ McGladrey LLP

Boston, Massachusetts
March 16, 2015